Pratt Standard Cocktail Company

STATEMENT OF CASH FLOWS
November 2018 - October 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-59,006.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	483.14
Eq	-1,442.85
Ingredient Inventory	-2,432.07
Inventory Asset	120.00
Packaging Supplies Inventory	-942.58
Produced Bottle Inventory	-35,431.93
Accumulated Depreciation	1,007.12
Chase Credit Card	-17,628.29
District of Columbia Payable	86.97
Loan Payable	102,503.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**46,323.26**
Net cash provided by operating activities	**$ -12,683.61**
INVESTING ACTIVITIES	
Equipment	-404.87
Prepaid Expenses- Trade Show	-2,280.10
Net cash provided by investing activities	**$ -2,684.97**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$ -15,368.58**
Cash at beginning of period	4,433.62
CASH AT END OF PERIOD	**$ -10,934.96**